Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

under the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

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Team,

As we move through integration, I’ll be keeping you updated on our progress. Today, I have quite a few updates to share:

Name and Brand for Combined Company

As we prepare for this new beginning, we know that one of the most commonly asked questions concerns the name and the brand for the combined company. Upon the closing of the transaction, CenturyLink will be the name and brand for the combined company. This decision was based on the high awareness of the CenturyLink name and brand throughout the United States and the benefits from the continued investment by CenturyLink of marketing and advertising dollars in both the consumer and business markets.

While CenturyLink and Level 3 will continue to operate as two separate companies under their current brands until closing, we are communicating this decision now because of its importance to the integration planning process.

Over the next few months, the integration team will be deeply engaged in formulating the best strategy and plan to implement the brand across Level 3 post-closing, giving careful consideration to the combined company’s international markets where the CenturyLink brand has lower awareness. When the time comes to transition Level 3 to the CenturyLink name and brand, Level 3 customers will receive advance notification, and we will begin to place the CenturyLink brand on building signage, company vehicles, marketing collateral and printed materials.

Detailed information on these transition plans, proper application of the CenturyLink name and logo and other key aspects of the brand rollout strategy will be communicated nearer the close of the transaction. Until such time, it is business as usual from a brand perspective.

Planned timeline for leadership announcements

Determining the go-forward leadership and organization structure will be a key milestone of integration planning. Given the size of the combined organizations, these decisions require careful thought and planning. We currently anticipate that Layer Two leadership decisions (direct reports to CEO Glen Post) will be announced between late February and mid-March 2017.

As the timelines for the additional layers of management decisions are determined, we will keep you informed. The goal is to have most, if not all layers of management announced prior to close.

IMO Summit Sets the Stage for a Great Integration Experience

The Integration Management Office hosted its IMO Summit in Monroe, Louisiana, January 10 to 12.  The purpose of the kick-off meeting was to bring Level 3 and CenturyLink integration leaders together to get to know one another and to discuss the integration planning process as we work toward combining our companies later this year.

Glen Post, CenturyLink CEO, spoke at the Summit and shared his excitement about the acquisition because the complementary networks, products and services of CenturyLink and Level 3 will position the combined company to drive growth and create value for customers, employees and shareholders. Glen reinforced CenturyLink’s strong history centered on its Unifying Principles, which have much in common with Level 3’s Core Values. He noted that simplifying our products, systems and processes is critical to delivering a great experience for our customers. He also stressed the importance of making decisions quickly and emphasized that we must select the approach that best enables us to serve our customers.

Coming out of the meetings, integration leaders felt that they received a good baseline of Level 3’s and CenturyLink’s current businesses, and, as a result, were able to align on the go-forward framework for integration planning. Simplifying our business and creating a great customer experience emerged as key tenets of the integration planning process, and must be at the forefront of every decision.

We heard clear excitement throughout the meetings about the opportunities ahead to successfully integrate our companies, positioning us to win and grow in the future. Integration leaders walked away looking forward to the company we will be building together. The team quickly realized that Level 3 and CenturyLink have many employees with integration experience and the confidence and competitive spirit to win in the marketplace. Additionally, the combined company will be capable of offering comprehensive product and service solutions to customers that neither company can individually provide today.

The Regulatory Process

CenturyLink and Level 3 regulatory teams have been hard at work since the acquisition was announced on October 31 to complete the necessary applications and filings associated with obtaining the required international, federal and state regulatory approvals. We remain on track to meet these timelines. As approvals become available, there will be additional updates on our integration site on Next Level and on our external websitewww.ConnectingTheNewEconomy.com.

I’m committed to keeping you informed as decisions are made.

Neel Dev
Integration Lead
Group Vice President, Finance

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:  the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company.  You should not place undue reliance on these forward looking statements, which speak only as of the date of this communication.  Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, on January 17, 2017, CenturyLink and Level 3 filed an amended registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) that includes a preliminary prospectus and also constitutes a joint preliminary proxy statement. The amended registration statement on Form S-4, which is not final and may be further amended, has not been declared effective by the SEC and the definitive joint proxy statement/prospectus is not currently available. CenturyLink and Level 3 will deliver the definitive joint proxy statement/prospectus to their respective shareholders when it is available.  INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain the preliminary joint proxy statement/prospectus (and the definitive joint proxy statement/prospectus, when it becomes available) and the filings that are incorporated by reference in the preliminary joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov.  You may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.